Exhibit 99.1

Bragg Gaming Group To Settle USD 5 Million of Secured Promissory Note; Short-term Extension Agreement Reached for Remaining USD 2 Million

TORONTO--(BUSINESS WIRE)--April 25, 2025--Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading global B2B iGaming content and technology provider, today announced it has reached an agreement with its lenders, certain entities controlled by Doug Fallon, to repay USD 5 million of its outstanding USD 7 million secured promissory note and to extend the maturity of the remaining USD 2 million until June 6, 2025 (the “Note”).

The company is in the process of securing a new revolving credit facility from a third-party lender. This facility is expected to offer more favourable terms than the existing Note, including lower borrowing costs and improved drawdown flexibility.

“This partial repayment and extension will further strengthen our balance sheet and reflects our confidence in the business,” said Robbie Bressler, CFO of Bragg. “With a reduced need for working capital support, we’re focused on finalizing a new facility to secure standby credit, allowing for greater financial flexibility and enabling us to pursue strategic growth opportunities.”

All other terms of the original Note remain unchanged. Bragg intends to repay the remaining USD 2 million balance on or before the amended June 6, 2025 maturity date.

MI 61-101 Disclosure

Doug Fallon is a related party to the Company as he is a senior officer of the Company. The extension of the Note is considered to be a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company is relying on the exemption from the formal valuation requirement in section 5.4 of MI 61-101, and the minority shareholder approval requirement in section 5.6 of MI 61-101, in reliance on section 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, as at the time the extension of the Note was agreed to, neither the fair market value of the Note, nor the fair market value of the consideration payable to the lenders under the Note exceeds 25% of the market capitalization of the Company.

The Company notes that the extension of the Note is occurring concurrently with this announcement and that it will not file a material change report in respect of the related party transaction at least 21 days before the extension of the Note. The Company deems this circumstance reasonable in order to complete the extension of the Note in an expeditious manner. The extension of the Note has been unanimously approved by the Company’s board of directors.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: the Company entering into a new debt facility and repayment of the Note; and the impact on the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity, the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute a new debt facility with a third party lender; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S, Canada, LatAm and Europe.

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Contacts

For media enquiries or interview requests, please contact:

Robert Simmons, Head of Communications, Bragg Gaming Group press@bragg.group

Investors:

Robbie Bressler, Chief Financial Officer, Bragg Gaming Group investors@bragg.group

OR

James Carbonara, Hayden IR
(646)-755-7412
james@haydenir.com